All figures in U.S. Dollars	TSX: THO

TAHOE DRILLING FURTHER EXPANDS KNOWN ESCOBAL MINERALIZATION
EIS Approved in October - Development Remains On-Schedule

VANCOUVER, B.C. (November 14, 2011) – Tahoe Resources Inc. (Tahoe or the Company)(TSX: THO) is pleased to announce new drilling results from the Escobal project in southeast Guatemala. This update demonstrates significant expansion of known mineralized zones and provides continued optimism for deeper geologic upside at the project.

“These drill results are very encouraging,” said Brian Brodsky, Tahoe’s Exploration Vice President. “Drilling along vein extensions in virtually all directions demonstrates that the Escobal mineralized system is much more extensive than previously thought," he added. “Escobal is already one of the largest and highest grade silver deposits under development. We expect these findings will enhance the mine plan, which currently calls for 317 million silver ounces to be mined over the next 18 years,” said Mr. Brodsky.

Since the latest announcement of exploration drill results on June 8, 2011, a total of 61 holes for 29,588 metres were drilled, bringing project-to-date drilling to 113,174 metres in 348 holes. Currently, eight drill rigs continue to in-fill the known resource and further define extensions to Escobal mineralization. The zone is now over 2,200 metres in strike length and 1,200 metres from the top elevation in the east to the bottom elevation in the west Margarito zone. The trend remains open laterally to the east and west, as well as to depth.

Exploration results point to significant resource growth potential in several areas:

  Wide-spaced East zone drilling has extended known mineralization to more than twice the area defined in the prior published resource study. A newly discovered change in deep vein inclination offers substantial future exploration upside in the down-dip area previously thought to be of limited potential. This new development is described as a dilational jog similar to what has been observed in the Central zone.

  West zone step-out drilling continues to define the west Escobal and Margarito veins more than 500 metres from the limit of prior resource drilling. Recent deep drilling confirms the down-dropped fault offset of the Margarito vein in the extreme west portion of the area.

  In-fill drilling in the deep Central zone continues to enhance confidence in those areas previously categorized as Inferred Resource. A number of deep Central zone intercepts remain open to depth and form compelling targets for future deep underground drilling.

Extensional and in-fill drilling at Escobal is expected to continue at the current pace utilizing eight drills until year-end. All drilling completed by year end is planned to be incorporated into a new NI 43-101 resource study and Preliminary Economic Assessment (PA), which is expected to be finalized in the second quarter of 2012. The goal of the new PA is to produce a mine plan in excess of 20 million ounces of annual silver production over the majority of the mine life.

The 2012 exploration budget of $10 million was approved by the Tahoe Board of Directors in the November 2011 budget meeting. This amount will support continued step-out and in-fill definition drilling at Escobal, as well as drilling at priority regional targets. The Escobal drillhole database is available on our website at www.tahoeresourcesinc.com. Available data include all new drill results, drill long sections, plan map of vein occurrences and recent site photographs. The long section is included at the end of this press release.

West Zone - Margarito Vein Definition
In-fill and step-out drilling continues to increase confidence in the Margarito vein mineralization, first reported in the June 8, 2011 press release. A total of 15 drillhole intercepts now define the Margarito vein over a +500 metre strike length and +600 metre vertical range, open to the west and to depth. The zone continues to express characteristics similar to the Escobal vein, with a transverse northwest strike, a steep south inclination and wider intercepts than those observed along the western Escobal vein. Several drillholes, such as E-297 and E-305, intersected both Escobal and Margarito veins, demonstrating the spatial separation of the individual structures.

The Margarito vein is entirely preserved with upper barren vein giving way to significant mineralization at depths of 200-250 metres below surface. To the west, the vein is down-faulted approximately 150 metres, evidenced by displacement of andesite and limestone markers and upper-level mineralization in holes E11-304 and E11-312. This western area is a high-priority prospect targeted for deep drilling in 2012.

With respect to the deep west limestone reported in our last press release, additional deep drilling has not delineated continuous carbonate basement rocks. Limestone detected in several holes is thought to comprise relatively thin (~80m) lenses or wedges within the volcaniclastic-sediment basement unit. A deep carbonate hosted target is still anticipated, further deep drilling is planned for 2012, utilizing a specialized deep drill.

Table 1 – West Zone Highlights

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
282	382.5	396.0	13.5	9.0	0.38	316	0.4	0.9	384	Upper Margarito vein
285	391.5	411.0	19.5	16.0	1.66	401	0.8	1.0	566	Margarito vein
294	324.0	330.0	6.0	3.5	3.20	379	0.0	0.0	576	Upper west Margarito vein
296	313.5	327.0	13.5	9.0	0.24	226	0.1	0.3	257	W. Ext Escobal vein
297 incl and	532.5	550.5	18.0	12.0	0.32	111	1.1	1.9	234	W. Ext Escobal vein
	583.5	616.5	33.0	22.0	0.32	429	1.3	1.7	552	Margarito vein
	588.0	592.5	4.5	3.0	0.56	605	4.7	4.8	973
	603.0	616.5	13.5	9.0	0.46	760	0.4	0.9	836
304	646.5	649.5	3.0	1.4	0.12	227	0.1	0.3	248	Upper west Margarito vein (down-fault block)
	657.0	664.5	7.5	3.3	0.22	139	0.1	0.2	163
305	417.0	447.0	30.0	17.0	0.34	188	0.2	0.4	228	W. Ext Escobal vein
	463.5	469.5	6.0	3.5	1.18	835	1.0	2.4	1,028
	636.0	645.0	9.0	5.1	0.18	169	1.1	2.2	292	Margarito vein
	661.5	664.5	3.0	1.8	1.14	236	0.1	0.4	323

(Silver Equivalent grade calculated with these metals prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lbPb, $0.90/lb Zn)

Central Zone
Recent drilling in the deep Central zone was designed to add definition and convert a large portion of the PA resource from the inferred to the indicated category. Seven drillholes were completed since the last project update. Generally, in-fill holes appear to corroborate resource modeling. High-grade results (E-322) encountered in the deep portion of the zone extend mineralization 100 to 150 metres deeper than originally defined by earlier drilling. These deeper reaches of the zone remain open and will be further explored through underground drilling as the current West decline development progresses.

Table 2 – Central Zone Highlights

Hole No.	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
287	426.0	444.0	18.0	11.0	0.30	249	0.7	1.3	336	Deep Central zone infill
300	502.5	510.0	7.5	4.5	0.24	278	0.5	0.9	343	Deep Central zone infill
307	466.5	477.0	10.5	6.8	0.28	706	0.9	1.5	807	Deep Central zone infill
316	423.0	439.5	16.5	8.5	0.77	337	2.1	2.3	540	Deep Central zone infill
317	391.5	412.5	21.0	15.0	0.29	137	0.4	0.8	199	Deep Central zone infill
322 incl.	574.5	589.5	15.0	8.6	0.68	306	1.9	3.3	527	Deep Central zone down-dip ext.
	604.5	643.5	39.0	22.5	0.39	325	0.5	1.2	407
	609.0	618.0	9.0	5.0	0.40	772	0.7	2.3	900
	658.5	691.5	33.0	16.0	0.30	226	0.21	0.6	273

(Silver Equivalent grade calculated with these metals prices: $ 18/oz Ag, $ 1100/oz Au, $0.95/lbPb, $0.90/lb Zn)

East Zone
Eleven new holes have extended the East zone 300 metres east to a total 800 metre strike length and 300 metres down-dip to a total 500 metre vertical range. Additionally, subsequent drilling in the area directly below the initial resource area (E-311, E-315) has demonstrated that the typical south-dipping vein transitions to a dilational jog similar in character, rock type and elevation as found in the Central Escobal zone. Additional drilling is currently underway to further assess open vein continuity to the east, west and to depth.

Table 3 – East Zone Highlights

Hole	From (m)	To (m)	Width (m)	Est. True Width (m)	Au g/t	Ag g/t	Pb %	Zn %	AgEq g/t	Remarks
283	514.5	517.5	3.0	2.5	0.07	271	0.6	1.5	346	East zone - east extension
	543.0	546.0	3.0	2.5	0.12	283	0.1	0.4	307
	556.5	567.0	10.5	8.5	0.18	375	0.3	0.9	427
291 incl	367.5	379.5	12.0	6.0	0.04	202	0.2	0.4	224	East zone - east extension
	424.5	448.5	24.0	12.0	0.35	725	1.0	1.2	826
	427.5	441.0	13.5	7.0	0.37	1,072	1.6	1.9	1,221
293	631.5	646.5	15.0	9.0	0.15	450	0.3	0.7	494	East zone - east extension
302	688.5	705.0	16.5	10.0	0.13	341	0.4	1.1	401	East zone down-dip ext.
	715.5	720.0	4.5	2.8	0.14	281	0.1	0.3	305
309 incl and	517.5	547.5	30.0	20.0	0.36	667	0.2	0.4	711	East zone - east extension
	525.0	529.5	4.5	3.2	0.10	1,412	0.3	0.8	1,458
	541.5	546.0	4.5	3.2	2.05	2,261	0.2	0.4	2,409
311 incl	507.0	525.0	18.0	6.0	0.49	236	0.3	0.6	297	East Ext. down-dip extension
	543.0	588.0	45.0	15.5	0.11	329	0.4	0.9	378
	570.0	583.5	13.5	5.0	0.17	616	0.4	0.9	669
315	435.0	504.0	69.0	30.0	0.08	185	0.3	0.4	216	East zone - deep jog
	558.0	561.0	3.0	1.3	0.30	892	0.2	0.2	925
	574.5	580.5	6.0	2.6	0.05	274	0.1	0.2	288
	613.5	619.5	6.0	2.6	0.05	387	0.1	0.2	402

(Silver Equivalent grade calculated with these metals prices $ 18/oz Ag, $ 1100/oz Au, $0.95/lbPb, $0.90/lb Zn)

Regional Exploration
Given encouraging drillhole and assay results, exploration priority throughout 2011 to-date has been assigned to the Escobal vein area. Regional exploration drilling is now expected to commence during the fourth quarter of 2011, as Escobal construction and site development activities accelerate.

Regional work is scheduled to start at the Varejones project, located 25 kilometres east of Escobal. At Varejones, three separate sub-parallel veins of similar grade and character to Escobal have been identified along a 3,000 metre long trend. The Company received environmental permits for planned drilling, entered agreements with surface owners and made road improvements and site preparations at Varejones. A portable core drill has been scheduled for startup in December and initial drill results are expected early in 2012.

National Election Results
On November 6, Guatemala held its presidential run-off election in Guatemala. Otto Perez Molina of the conservative Partido Patriota was elected and will be inaugurated on January 14, 2012. Mr. Perez ran primarily on a platform of law and order, and is expected to be supportive of business and responsible natural resource development. Since the end of the Civil War in 1996, Guatemala has experienced peaceful, democratic transitions of power with the election of a new president every four years.

Escobal Development Update
On February 15, 2011, Tahoe received approval for enhanced exploration and development activities at Escobal, including development of two declines, completion of a new access road and power line into the property, and construction of temporary facilities to support underground exploration. On October 21, 2011, Tahoe received approval of its Environmental Impact Statement (EIS) approval, clearing the way to commence construction of the process plant and supporting facilities. Applications have been filed with the Ministry of Energy and Mines (MEM) for the Escobal exploitation license, which is required prior to production start-up.

In late October 2011, Tahoe’s EPCM contractor, M3 Engineering and Technology, began mobilizing contractors to commence earthwork and construction of the process plant and associated support facilities. Miner training is ongoing and advance in the declines is progressing. A total of $83.1 million has been committed to-date toward the construction of the project, including $27.8 million for mine development and production equipment and $37 million for major process plant equipment. Mining equipment began arriving in May and the first major process plant components are expected to arrive early in 2012. All long lead-time items have been ordered and the original capital cost estimate of $326.6 million remains unchanged. As of September 30, 2011, the Escobal project employed a total of 365 people, of whom 95% are Guatemalan.

Third Quarter Financials
As of the end of the third quarter of 2011, the Company had a total of $382.6 million in cash, cash equivalents and term deposits and no debt. The Company expects this working capital is sufficient to fully fund project construction. First silver production is anticipated in the second half of 2013, with commercial operations expected in the first quarter of 2014.

The Company’s financial reports and MD&A for Q3 2011 can be found on SEDAR at www.sedar.com or the Company’s website, www.tahoeresourcesinc.com.

Quality Control and Assurance
Exploration drill samples were prepared by BSI Inspectorate Laboratories in Guatemala City and analyzed by BSI Inspectorate Laboratories in Reno, Nevada. A Quality Control program of blind reference standards, blanks, and duplicates is used to monitor the integrity of the analytical results, with duplicate assaying performed by ALS Chemex in Vancouver, BC and Reno, Nevada. Metallurgical sample analyses were completed by ALS Chemex, with additional duplicate analyses performed by FLSmidth Dawson Metallurgical in Salt Lake City, Utah.

All exploration samples are from diamond drill core that is sawn in half at regular sample intervals or based on geologic and mineralogic contacts. Metallurgical samples use whole drill core. Gold is analyzed by fire assay with atomic absorption (AA) finish; silver is analyzed by digestion/AA, with higher grade samples repeated using metallic screen fire assay methods. Lead and zinc are analyzed by induced coupled polarization or by digestion/AA, with high grade samples repeated using titration methods.

Estimated true vein widths presented above are calculated from drilled intercept lengths and the angles of intersection between drill holes and veins. Assay results presented are the in situ metal grades, with no cutting of high grades and no metallurgical recoveries applied.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices. A PA for the 3,500 tpd case has been filed on SEDAR and additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

# # #

Qualified Person Statement
This news release has been reviewed by Charles Muerhoff, Licensed Geologist and Technical Services Director for Tahoe Resources Inc., a Qualified Person as defined by National Instrument 43-101.

Cautionary Note
PA’s are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PA will be realized. For a full description of known risks that could materially affect potential development of the project, see the Company’s March 3, 2011 Annual Information Form for the year ended December 31, 2010 (“AIF”) under the heading “Risk Factors” which are incorporated by reference herein and are available on www.sedar.com under the Tahoe Resources profile.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s plans for exploration and studies at the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Director Investor Relations
investors@tahoeresourcesinc.com

Tel: 775-448-5807                     Mobile: 775-771-1461

Escobal Long Section (11/11) showing expansion of Grade – Thickness (GT) since November 2010.

Grade-Thickness outline Nov 2010
805,800 mE
806,000 mE
806,200 mE
806,400 mE
806,600 mE
806,800 mE
807,000 mE
807,200 mE
807,400 mE
807,600 mE
807,800 mE
808,000 mE
808,200 mE
2,000 mN
1,800 mN
1,600 mN
1,400 mN
1,200 mN
1,000 mN
800 mN
600 mN
400 mN
E11-306: NSV
E11-290: 1.0m / 492
E11-285: 16.0m / 566
E11-305: 17.0m / 227
E11-282: 9.0m / 384
E11-294: 3.5m / 576
E11-306b: 5.1m / 292
E11-337: ongoing
E11-284: 1.0m / 228
E11-323: ongoing
E11-221a: ongoing
E11-304: 1.4m / 248
3.3m / 163
E11-312: 1.0m / 217
E11-308: NSV
E11-296: NSV
E11-297: 12.0m / 234
E11-297b: 22.0m / 552
E11-335: pending
E11-322: 6.6m / 527
E11-322b: 22.5m / 407
16.0m / 273
E11-316: 8.5m / 540
E11-317: 15.0m / 199
E11-324: 1.5m / 370
E11-307: 6.8m / 807
E11-287: 11.0m / 336
E11-300: 4.5m / 343
E11-326: ongoing
E11-333: assays pending
E11-330: ongoing
E11-327: ongoing
E11-329: assays pending
E11-291: 12.0m / 826
E11-301: 2.9m / 215
3.9m / 224
E11-310: NSV
E11-315: 30.0m / 216
E11-283: 8.5m / 427
E11-309: 20.0m / 711
E11-220a: NSV
E11-318: 3.8m / 125
E11-315b: 2.8m / 288
2.8m / 402
E11-293: 9.0m / 494
E11-311: 6.0m / 297
15.5m / 378
E11-328: ongoing
E11-302: 10.0m / 401
E11-319: 1.5m / 256
Scale
200m
Explanation
Previously reported drillholes
Drillholes reported in this Press Release
(DH: meters (true) / AgEq (g/t))
AgEq = Silver Equivalent grade
($ 18/oz Ag, $ 1100/oz Au, $0.95/lb Pb, $0.90/lb Zn)
Includes drilling through E11-337
Nov. 2011
AgEq (g/t) X True Thickness (meters)
(GT contours colored for all drillholes
through present press release)
> 10,000
5,000 - 10,000
2,000 - 5,000
1,000 - 2,000
500 - 1,000
< 500